UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
________

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:   December 31, 2014

OR

[ ] TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from:  ___________ to _________________

000-22537-01
(Commission File Number)

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN
(Full title of the plan)

NATIONAL PENN BANCSHARES, INC.
645 Hamilton Street, Suite 1100
Allentown, PA 18101

(Name of issuer of the securities held pursuant
to the plan and the address of its principal executive office)

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

FORM 11-K

Report of Independent Registered Public Accounting Firm
National Penn Bancshares, Inc. Participants and Administrative Committee
National Penn Bancshares, Inc. Capital Accumulation Plan:
We have audited the accompanying statements of net assets available for benefits of the National Penn Bancshares, Inc. Capital Accumulation Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying Schedule H, line 4i - Schedule of Assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule H, line 4i - Schedule of Assets (held at end of year) as of December 31, 2014 is fairly stated in all material respects in relation to the 2014 financial statements as a whole.
/s/ KPMG LLP
Philadelphia, Pennsylvania
June 23, 2015

NATIONAL PENN BANCSHARES, INC. CAPITAL ACCUMULATION PLAN	Table of Contents

FINANCIAL STATEMENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2014	2013
ASSETS
Investments at fair value	$119,924,295	$114,215,796
Receivables:
Employer contributions	1,666,259	1,751,074
Participant contributions	—	215,234
Notes receivable from participants	2,571,878	2,729,475
Total receivables	4,238,137	4,695,783
Total assets	124,162,432	118,911,579

LIABILITIES
Other	90,422	118,636
Total liabilities	90,422	118,636
Net assets available for plan benefits	$124,072,010	$118,792,943

See accompanying notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2014
Additions to net assets
Investment income
Net appreciation in fair value of investments	$4,114,721
Interest income	391,876
Dividend income	1,541,273
Total investment income	6,047,870

Interest income on notes receivable from participants	143,656

Contributions:
Employer	3,910,780
Participants	5,834,916
Rollovers	495,884
Total contributions	10,241,580

Total additions	16,433,106

Deductions from net assets
Distributions to participants	11,023,780
Other	130,259
Total deductions	11,154,039

Net increase	5,279,067
Net assets available for plan benefits beginning of year	118,792,943
Net assets available for plan benefits end of year	$124,072,010

See accompanying notes to financial statements.

NATIONAL PENN BANCSHARES, INC. CAPITAL ACCUMULATION PLAN Notes to Financial Statements	Table of Contents

NOTE A – DESCRIPTION OF THE PLAN

The National Penn Bancshares, Inc. Capital Accumulation Plan (the “Plan”) is a defined contribution plan covering substantially all employees of National Penn Bancshares, Inc. and its direct and indirect subsidiaries (collectively, the “Company”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Company is the Plan Administrator, and Prudential Retirement Services is the Directed Record-Keeper of the Plan.  The following description of the Plan provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

1. Eligibility

All full- and part-time employees of the Company are eligible for participation in the Plan on the first day of the month following 30 days of employment. All newly-eligible employees are automatically enrolled at a contribution rate of 3% of base compensation, subject to “opt-out” procedures.

2. Contributions

Participants may contribute up to 100% of eligible pre-tax compensation, as defined by the Plan and subject to applicable limits under the Internal Revenue Code.  The Plan also includes an option to make after-tax (“Roth”) contributions which generally allow tax free distributions at retirement.  Participants who have attained the age of 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also roll-over amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company makes a matching cash contribution to the Plan equal to 50% of each participant’s contribution up to a maximum of 7% of eligible pretax compensation for the Plan year.  The Plan also permits a discretionary profit sharing contribution to be allocated to employees based upon an award schedule, which is approved annually by the Compensation Committee of the Board of Directors and is based upon the Company’s achievement of certain financial targets.

Participants direct all contributions, including Company matching contributions and discretionary profit sharing contributions, into various investment options offered by the Plan.  The Plan currently offers twelve mutual funds, two pooled separate accounts, a guaranteed income fund, a self-directed brokerage account and Company common stock as investment options for participants.  Under the self-directed brokerage option, participants may direct investments from holdings already in the plan to any listed stock or mutual fund.

3. Participant Accounts and Vesting

Each participant’s account is credited with their contributions and (a) the Company’s contributions; (b) net earnings from his or her respective investment elections; and (c) an allocation of administrative expenses, if applicable.

Upon entry into the Plan, participants are 100% vested in contributions and net earnings from their respective investment elections. Vesting of Company contributions is based on years of service.  Participants are vested at a rate of 25% for each of the first two years of service and 50% for the third year of service, after which participants are 100% vested. Upon death, disability or retirement, as defined by the Plan, all contributions and net earnings from participant investment elections vest 100%.

4. Payment of Benefits

If a participant’s employment with the Company is terminated for any reason other than death, disability or retirement and his or her account balance does not exceed $5,000, the Plan will automatically distribute a lump-sum payment to the participant. If the account balance is greater than $5,000 or the termination is a result of the preceding circumstances, the participant has the option of receiving a lump-sum payment or maintaining the account balance with the Plan for an annual fee.

NATIONAL PENN BANCSHARES, INC. CAPITAL ACCUMULATION PLAN Notes to Financial Statements	Table of Contents

NOTE A – DESCRIPTION OF THE PLAN - Continued

5. Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their account balance.  The term for repayment of any loan is five years unless the loan qualifies as a home loan. A home loan is used for a participant’s principal residence and the maximum term is fifteen years.  Loans to participants are secured by the balance in their respective account.  Interest rates are fixed at the time of borrowing at the current prime rate plus 2%, and interest rates for participant loans ranged from 5.25% to 10.25% at December 31, 2014.  Principal and interest payments are paid ratably through biweekly payroll deductions and are added to the participant's account balance.

6. Forfeited Accounts

Forfeiture of terminated participants’ non-vested accounts are used to reduce administrative expenses of the Plan, and then used to reduce Company contributions.  For the period ending December 31, 2014 and December 31, 2013, forfeited non-vested amounts totaled $114,400 and $131,190, respectively. The forfeited non-vested accounts were used to pay $15,840 of administrative expenses during 2014.

7. Plan Expenses

Administrative expenses of the Plan are paid by the Company and/or unallocated Plan forfeitures.

NOTE B – SUMMARY OF ACCOUNTING POLICIES

A summary of the Plan’s significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

1. Basis of Accounting and Use of Estimates

The accompanying financial statements have been prepared using the accounting principles generally accepted in the United States of America (“GAAP”). The preparation of financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

2. Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value, except for the portion of investments participants have allocated to fully benefit-responsive investment contracts, which are measured at the Contract Value. Refer to Note D – Investments in Insurance Contracts for additional discussion.  The fair value of mutual fund shares are valued utilizing quoted market prices, which represent the net asset value of shares held by the Plan at year-end.  The value of the units of the pooled separate accounts is determined by the issuer of the pooled separate accounts based on the fair market value of the underlying investments.  National Penn Bancshares, Inc. (Nasdaq: “NPBC”) common stock is valued at its quoted market price.

The purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date.

3. Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Under certain circumstances, delinquent loans may be treated as distributions from the Plan by netting the loan receivable to the balance of the participant’s account.

NATIONAL PENN BANCSHARES, INC. CAPITAL ACCUMULATION PLAN Notes to Financial Statements	Table of Contents

NOTE B – SUMMARY OF ACCOUNTING POLICIES - Continued

4. Distributions to Participants

Distributions are recorded when paid.

5. Risks and Uncertainties

Participants direct all contributions of the plan into various investment options.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.  As of December 31, 2014 and 2013, 10% and 11%, respectively, of the Plan’s assets were invested in the common stock of National Penn Bancshares, Inc. (quoted market price of $10.53 and $11.33 per share, respectively).  As of June 12, 2015, the closing market price of National Penn Bancshares, Inc. common stock was $11.19.

NOTE C – INVESTMENTS AND FAIR VALUE MEASUREMENTS

The following table presents the fair value of investments representing 5% or more of the Plan’s net assets at December 31, 2014 and 2013:

		December 31,
		2014	2013
Investments, at fair value:	Asset class:
Guaranteed Income Fund	Guaranteed income fund	$18,320,309	$18,738,851
AllianzGI NFJ Dividend Value	Mutual fund	13,014,923	11,947,524
National Penn Bancshares, Inc.	Common stock	12,493,863	12,863,869
American Funds EuroPacific Gr	Mutual fund	12,049,803	11,491,665
JPMorgan Core Plus Bond Select	Mutual fund	11,464,738	—	(a)
PIMCO Total Return Admin	Mutual fund	—	10,759,668	(a)
Dryden S&P 500 Index Fund	Pooled separate account	11,280,059	9,631,117
American Funds Inc Fund of Amer	Mutual fund	7,832,930	7,535,349
Principal Midcap S&P 400 Index	Mutual fund	6,646,089	6,533,296
American Funds Growth Fund of Amer	Mutual fund	6,535,458	6,117,753

(a) Effective December 15, 2014, the PIMCO Total Return Admin fund was removed from the Plan and replaced with the JPMorgan Core Plus Bond Select fund.

For the year ended December 31, 2014, the Plan’s investments (including realized and unrealized gains and losses) appreciated in value as follows:

Year Ended
December 31, 2014

Mutual funds	$3,352,851
NPBC common stock	(891,741)
Pooled separate accounts	1,477,538
Self-directed brokerage	176,073
Net appreciation in fair value of investments	$4,114,721

NATIONAL PENN BANCSHARES, INC. CAPITAL ACCUMULATION PLAN Notes to Financial Statements	Table of Contents

NOTE C – INVESTMENTS AND FAIR VALUE MEASUREMENTS – Continued

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.  Accounting guidelines establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

Basis of Fair Value Measurement:

Level 1 – Unadjusted quoted prices in active markets (i.e. generally traded on exchanges) that are accessible at the measurement date for identical unrestricted assets or liabilities;

Level 2 – Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e. supported by little or no market activity).

A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The following is a description of the Plan’s valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

The methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of alternative methodologies or assumptions to determine the fair value of certain financial instruments could result in a change to the reported fair value.

Mutual funds

The shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Because the inputs to these assets are unadjusted quoted prices in an active market, the measurements are classified as Level 1 investments.

Guaranteed income fund

The Guaranteed Income Fund (“GIF”) is a fully benefit-responsive investment fund and is classified as a Level 2 investment. The GIF is valued based upon the participant contributions made in the fund, plus earnings at guaranteed crediting rates, less withdrawals and fees.

Pooled separate accounts

Pooled separate accounts (“PSAs”) are comprised of non-benefit-responsive investment contracts and are classified as Level 2 investments. Investments in pooled separate accounts are valued on a per unit market value basis as determined by the issuer, which reflects the fair value of the underlying investments comprising the separate pooled funds.

Common stocks

NPBC common stock and common stocks held in participant-directed brokerage accounts are stated at fair value as quoted on a recognized securities exchange and are valued at the last reported sales price on the last business day of the Plan year and are classified as Level 1 investments.

NATIONAL PENN BANCSHARES, INC. CAPITAL ACCUMULATION PLAN Notes to Financial Statements	Table of Contents

NOTE C – INVESTMENTS AND FAIR VALUE MEASUREMENTS – Continued

The following table sets forth the Company’s financial assets that were recorded at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2014:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds:
AllianzGI NFJ Dividend Value	$13,014,923	$13,014,923	$—	$—
American Funds EuroPacific Gr	12,049,803	12,049,803	—	—
JPMorgan Core Plus Bond Select	11,464,738	11,464,738	—	—
American Funds Inc Fund of Amer	7,832,930	7,832,930	—	—
Principal Midcap S&P 400 Index	6,646,089	6,646,089	—	—
American Funds Growth Fund of Amer	6,535,458	6,535,458	—	—
Aston/Tamro Small Cap	3,979,590	3,979,590	—	—
JPMorgan Mid Cap Value Sel	4,398,689	4,398,689	—	—
BlackRock Capital Appreciation Inv	4,072,835	4,072,835	—	—
Institutional Advisors LargeCap	2,124,853	2,124,853	—	—
William Blair Small Cap Value	369,516	369,516	—	—
Janus Balanced	305,138	305,138	—	—
Total mutual funds	72,794,562	72,794,562	—	—

Guaranteed Income Fund	18,320,309	—	18,320,309	—

National Penn Bancshares, Inc.	12,493,863	12,493,863	—	—

Pooled separate accounts:
Dryden S&P 500 Index Fund	11,280,059	—	11,280,059	—
Mid Cap Growth / TimesSquare Fund	2,918,419	—	2,918,419	—
Total pooled separate accounts	14,198,478	—	14,198,478	—

Self-directed Brokerage	2,117,083	2,117,083	—	—

Total plan investments at fair value	$119,924,295	$87,405,508	$32,518,787	$—

NATIONAL PENN BANCSHARES, INC. CAPITAL ACCUMULATION PLAN Notes to Financial Statements	Table of Contents

NOTE C – INVESTMENTS AND FAIR VALUE MEASUREMENTS – Continued

The following table sets forth the Company’s financial assets that were recorded at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2013:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds:
AllianzGI NFJ Dividend Value	$11,947,524	$11,947,524	$—	$—
American Funds EuroPacific Gr	11,491,665	11,491,665	—	—
PIMCO Total Return Admin	10,759,668	10,759,668	—	—
American Funds Inc Fund of Amer	7,535,349	7,535,349	—	—
Principal Midcap S&P 400 Index	6,533,296	6,533,296	—	—
American Funds Growth Fund of Amer	6,117,753	6,117,753	—	—
Aston/Tamro Small Cap	4,293,900	4,293,900	—	—
JPMorgan Mid Cap Value Sel	3,556,951	3,556,951	—	—
BlackRock Capital Appreciation Inv	3,465,936	3,465,936	—	—
Institutional Advisors LargeCap	1,986,943	1,986,943	—	—
William Blair Small Cap Value	273,640	273,640	—	—
Janus Balanced	190,972	190,972	—	—
Total mutual funds	68,153,597	68,153,597	—	—

Guaranteed Income Fund	18,738,851	—	18,738,851	—

National Penn Bancshares, Inc.	12,863,869	12,863,869	—	—

Pooled separate accounts:
Dryden S&P 500 Index Fund	9,631,117	—	9,631,117	—
Mid Cap Growth / TimesSquare Fund	2,848,507	—	2,848,507	—
Total pooled separate accounts	12,479,624	—	12,479,624	—

Self-directed Brokerage	1,979,855	1,979,855	—	—

Total plan investments at fair value	$114,215,796	$82,997,321	$31,218,475	$—

NATIONAL PENN BANCSHARES, INC. CAPITAL ACCUMULATION PLAN Notes to Financial Statements	Table of Contents

NOTE D – INVESTMENT IN INSURANCE CONTRACTS

The GIF is a group annuity insurance product issued by Prudential Retirement Insurance and Annuity Company (“PRIAC”), Hartford, CT and is backed by the full faith and creditworthiness of the issuer.  Guarantees are based on the claims-paying ability of PRIAC and not on the value of the securities within the insurer’s general account.  The credit rating of the issuer at December 31, 2014 was A1 as reported by Moody’s Investors Service. Deposits made to the GIF are deposited in PRIAC’s general account.  Payment obligations under the GIF represent an insurance claim supported by all general account assets.  The GIF does not operate like a mutual fund, variable annuity product, or conventional fixed rate individual annuity product. Expenses related to the GIF are calculated by PRIAC and incorporated in the GIF crediting rate.  Past interest rates are not indicative of future interest rates.

Contract Operation

Under the group annuity insurance contract that supports this product, participants may ordinarily direct permitted withdrawal or transfers of all or a portion of their account balance at Contract Value within reasonable time frames.  Contract Value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees.  The contract is effected directly between the Plan (or the Plan’s trustee) and the issuer.  The repayment of principal and interest credited to participants is a financial obligation of the issuer.  There are no reserves against Contract Value for credit risk of the contract issuer or otherwise.  Given these provisions, the Plan considers this contract to be benefit responsive.

Contract/Fair Value

December 31,
2014	2013

$18,320,309	$18,738,851

The concept of a value other than Contract Value does not apply to this insurance company issued general account backed evergreen (no maturity date) group annuity spread product even upon a discontinuance of the contract in which case Contract Value would be paid no later than 90 days from the date the sponsor provides notice to discontinue.  This contract’s operation is different than many other evergreen group annuity products in the market by virtue of the fact that a market value (fair value) adjustment does not apply upon a discontinuance.  This annuity contract, and therefore the liability of the insurer, is not backed by specific securities of its general account, and therefore the market value of the securities in the insurer’s general account does not represent the fair value. The Plan owns a promise to receive interest at crediting rates which are announced in advance and guaranteed for a specified period of time as outlined in the group annuity contract.  This product is not a traditional Guaranteed Investment Contract (“GIC”), and therefore there are no known cash flows that could be discounted.  As a result, the fair value amount shown materially approximates the Contract Value.

Interest Crediting Rates

Interest is credited on contract balances using a single “portfolio rate” approach. Under this methodology, a single interest crediting rate is applied to all contributions made to the product regardless of the timing of those contributions.  Interest crediting rate resets are reviewed on a semi-annual basis.

When establishing interest crediting rates for this product, the issuer considers many factors, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within the issuer’s general account.  These rates are established without the use of a specific formula.  The minimum crediting rate under the contract is 1.50%.

NATIONAL PENN BANCSHARES, INC. CAPITAL ACCUMULATION PLAN Notes to Financial Statements	Table of Contents

NOTE D– INVESTMENTS IN INSURANCE CONTRACTS – Continued

Average Yield Information

	2014	2013

Average yield earned by the Plan	2.15%	2.40%
Average yield credited to participants	2.15%	2.40%

The average yield earned by the Plan is calculated by dividing the earnings credited to the Plan on the last day of the Plan year by the Fair Value and then annualizing the result.  The average yield credited to participants shown is calculated by dividing the earnings credited to the participants on the last day of the Plan year by the Fair Value and then annualizing the result.  As a result of current GIF product construction, no adjustment will be required to mediate between the average earnings credited to the Plan and the average earnings credited to the participants.

Events

Only an event causing liquidity constraints at PRIAC could limit the ability of the Plan to transact at Contract Value paid within 90 days or in rare circumstances, Contract Value paid over time. There are not any events that allow the issuer to terminate the contract and which require the Plan sponsor to settle at an amount different than Contract Value paid either within 90 days or over time.

As previously discussed, the Plan reports investment contracts at the Contract Value. Refer to Note B and C for additional details.

NOTE E – RELATED PARTY TRANSACTIONS

Investment choices under the Plan at December 31, 2014 include NPBC common stock and the Institutional Advisors Large Cap mutual fund, for which a subsidiary of the Plan sponsor serves as investment advisor. As investment manager of the PSAs and the GIF, PRIAC is a party-in-interest in regards to the Plan.

NOTE F - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE G - INCOME TAX STATUS

On June 20, 2002, the Internal Revenue Service stated that the prototype adopted by the Plan, as then designed, qualifies under Section 401(a) of the Internal Revenue Code (“IRC”).  The Plan was amended on January 1, 2008 and has not received a determination letter specific to the Plan itself; however the Plan administrator believes that the Plan is designed and is being operated in accordance with the prototype document.  Therefore, no provision for income taxes or reserves for uncertain tax positions have been recorded in the Plan’s financial statements. In February 2010, the Plan was amended to comply with the Economic Growth and Tax Relief and Reconciliation Act of 2001 (“EGTRRA”). The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods.

NATIONAL PENN BANCSHARES, INC. CAPITAL ACCUMULATION PLAN Notes to Financial Statements	Table of Contents

EIN 23-2215075
Plan No. 001

SUPPLEMENTAL INFORMATION
Schedule H, line 4i – Schedule of Assets (held at end of year) as of December 31, 2014

Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Shares	Current Value

Prudential Retirement Insurance and Annuity Company [1]	Guaranteed Income Fund	564,325	$18,320,309
National Penn Bancshares, Inc. [1]	National Penn Bancshares, Inc.	1,187,065	12,493,863
Allianz Global Inv Fund Mgmt LLC	AllianzGI NFJ Dividend Value	756,242	13,014,923
Capital Research and Management Company	American Funds EuroPacific Gr	260,480	12,049,803
JPMorgan Investment Management Inc	JPMorgan Core Plus Bond Select	1,379,631	11,464,738
Prudential Retirement Insurance and Annuity Company [1]	Dryden S&P 500 Index Fund	77,378	11,280,059
Capital Research and Management Company	American Funds Inc Fund of Amer	363,477	7,832,930
Principal Management Corp	Principal Midcap S&P 400 Index	337,023	6,646,089
Capital Research and Management Company	American Funds Growth Fund of Amer	154,247	6,535,458
Aston Asset Management, LP	Aston/Tamro Small Cap	201,091	3,979,590
JPMorgan Investment Management Inc	JPMorgan Mid Cap Value Sel	119,530	4,398,689
BlackRock Advisors LLC	BlackRock Capital Appreciation Inv	170,269	4,072,835
Prudential Retirement Insurance and Annuity Company [1]	Mid Cap Growth / TimesSquare Fund	96,124	2,918,419
Institutional Advisors LLC [1,2]	Institutional Advisors LargeCap	98,876	2,124,853
Self-directed brokerage	Self-directed Brokerage	2,117,083	2,117,083
William Blair & Company LLC	William Blair Small Cap Value	20,337	369,516
Janus Capital Management LLC	Janus Balanced	9,969	305,138
Notes receivable from participants [1]	5.25% - 10.25%; maturity dates vary through 2035		2,571,878
Total		7,913,147	$122,496,173
1 Party-in-interest
2 Subsidiary of the Plan Sponsor

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

By National Penn Bancshares, Inc.,
as Plan Administrator

Date: June 23, 2015	By: /s/ Scott V. Fainor
Scott V. Fainor
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.

23        Consent of Independent Registered Public Accounting Firm.